

August 2, 2022

Michael McGarry
Chief Executive Officer
PPG Industries, Inc
One PPG Place
Pittsburgh, PA 15272

>**Re: PPG Industries, Inc.**
>**Registration Statement on Form S-3**
>**Filed July 28, 2022**
>**File No. 333-266369**

Dear Mr. McGarry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey W. Acre